UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   March 3, 2003

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code	(202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   <u>Other Events</u>.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7.   <u>Financial Statements and Exhibits</u>.

(c) Exhibits

<u>Exhibit No.</u>	<u>Description of Exhibit</u>	<u>Reference</u>
99	Press Release of Pepco Holdings, Inc. dated as of March 3, 2003.	Filed herewith.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

<u>March 3, 2003</u>   By: <u>/s/ A. W. WILLIAMS</u>
    DATE   Andrew W. Williams
                                      Senior Vice President and
                                      Chief Financial Officer